SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G
                               (RULE 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO 13d-2(b)
                             (AMENDMENT NO. 4)



                                OAKLEY, INC.
      ---------------------------------------------------------------
                              (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
      ---------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                673662 10 2
      ---------------------------------------------------------------
                               (CUSIP Number)

                              ---------------





CUSIP NO. 673662 10 2                 SCHEDULE 13G
-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Michael Parnell, as trustee of the M. and M. Parnell Revocable Trust
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
     Group membership is acknowledged for purposes of             (b) |X|
     making a group filing pursuant to Rule 13d-1(k)(1) only
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
                             5    SOLE VOTING POWER
                                   -0-
       NUMBER OF             ------------------------------------------------
         SHARES              6    SHARED VOTING POWER
      BENEFICIALLY                3,840,000 shares held by the M. and
        OWNED BY                  M. Parnell Revocable Trust, for which
          EACH                    Michael Parnell and Melissa Parnell
       REPORTING                  each serve as Trustee.
         PERSON              ------------------------------------------------
          WITH               7    SOLE DISPOSITIVE POWER
                                  -0-
                             ------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  3,840,000 shares held by the M. and
                                  M. Parnell Revocable Trust, for which
                                  Michael Parnell and Melissa Parnell
                                  each serve as Trustee.
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                |_|
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.4%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------------------




CUSIP NO. 673662 10 2             SCHEDULE 13G
-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Melissa Parnell, as trustee of the M. and M. Parnell Revocable Trust
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
     Group membership is acknowledged for purposes of            (b) |X|
     making a group filing pursuant to Rule 13d-1(k)(1) only
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
                             5    SOLE VOTING POWER
                                  -0-
                             ------------------------------------------------
       NUMBER OF             6    SHARED VOTING POWER
         SHARES                   3,840,000 shares held by the M. and
      BENEFICIALLY                M. Parnell Revocable Trust, for which
        OWNED BY                  Michael Parnell and Melissa Parnell
          EACH                    each serve as Trustee.
       REPORTING             ------------------------------------------------
         PERSON              7    SOLE DISPOSITIVE POWER
          WITH                    -0-
                             ------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  3,840,000 shares held by the M. and
                                  M. Parnell Revocable Trust, for which
                                  Michael Parnell and Melissa Parnell
                                  each serve as Trustee.
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                              |_|
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.4%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------------------





CUSIP NO. 673662 10 2             SCHEDULE 13G
-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     M. and M. Parnell Revocable Trust
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
     Group membership is acknowledged for purposes of              (b) |X|
     making a group filing pursuant to Rule 13d-1(k)(1) only
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-----------------------------------------------------------------------------
                             5    SOLE VOTING POWER
                                  3,840,000 shares held by the M. and
                                  M. Parnell Revocable Trust, for which
       NUMBER OF                  Michael Parnell and Melissa Parnell
         SHARES                   each serve as Trustee.
      BENEFICIALLY           ------------------------------------------------
        OWNED BY             6    SHARED VOTING POWER
          EACH                    -0-
       REPORTING             ------------------------------------------------
         PERSON              7    SOLE DISPOSITIVE POWER
          WITH                    3,840,000 shares held by the M. and
                                  M. Parnell Revocable Trust, for which
                                  Michael Parnell and Melissa Parnell
                                  each serve as Trustee.
                             ------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  -0-
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,000 shares held by the M. and M. Parnell Revocable Trust, for which Michael Parnell and Melissa Parnell each serve as Trustee.
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                              |_|
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.4%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     OO
-----------------------------------------------------------------------------






CUSIP NO. 673662 10 2             SCHEDULE 13G
-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Michael Parnell
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
     Group membership is acknowledged for purposes of                (b) |X|
     making a group filing pursuant to Rule 13d-1(k)(1) only
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
                             5    SOLE VOTING POWER
       NUMBER OF                  106,583
         SHARES              ------------------------------------------------
      BENEFICIALLY           6    SHARED VOTING POWER
        OWNED BY                  -0-
          EACH               ------------------------------------------------
       REPORTING             7    SOLE DISPOSITIVE POWER
         PERSON                   106,583
          WITH               ------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  -0-
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,946,583 shares of which 3,840,000 are held by the M. and M. Parnell Revocable Trust and 106,583 shares are represented by options held by Mr. Parnell which had vested at December 31, 1999
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                            |_|
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.6%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------------------





CUSIP NO. 673662 10 2             SCHEDULE 13G
-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Melissa Parnell
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
     Group membership is acknowledged for purposes of           (b) |X|
     making a group filing pursuant to Rule 13d-1(k)(1) only
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
                             5     SOLE VOTING POWER
       NUMBER OF                   -0-
         SHARES              ------------------------------------------------
      BENEFICIALLY           6     SHARED VOTING POWER
        OWNED BY                   -0-
          EACH               ------------------------------------------------
       REPORTING             7     SOLE DISPOSITIVE POWER
         PERSON                    -0-
          WITH               ------------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                   -0-
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,840,000 shares held by the M. and M. Parnell Revocable Trust.
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                             |_|
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Approximately 5.4%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------------------



                                SCHEDULE 13G

            This Amendment No. 4 (the "Amendment No. 4") amends and restates Amendment No. 3, filed February 11, 1999, Amendment No. 2, filed February 13, 1998, and Amendment No. 1, filed February 11, 1997, to the Statement on Schedule 13G, filed February 14, 1996 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Common Stock"), of Oakley, Inc., a Washington corporation (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Amendment No. 4 on behalf of the M. and M. Parnell Revocable Trust, a trust organized under the laws of the state of California (the "Trust"), and on behalf of Michael and Melissa Parnell, who are individuals and trustees of the Trust (the "Trustees"). The foregoing Trust, Trustees and individuals are sometimes hereinafter referred to as the "Reporting Persons."

            Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

ITEM 4.     OWNERSHIP.

            Item 4 is hereby amended and supplemented as follows:

(a)         3,840,000 shares (the "Shares") are held by the M. and M.
            Parnell Revocable Trust; Michael Parnell and Melissa Parnell each serve as Trustee of the Trust and would become the beneficiaries of the Shares if the Trust were revoked. In addition, Michael Parnell has the right to exercise options to acquire 106,583 shares of Common Stock (the "Options") which Options had vested at December 31, 1999, and thus are beneficially owned by Michael Parnell.

(b) Approximately 5.4% (approximately 5.6% after giving effect to Michael Parnell's vested stock options). Percentage ownership of the Common Stock is based on the number of outstanding shares of Common Stock as reported in the Company's Form 10-Q for the quarter ended September 30, 1999.

(c) As Trustees of the Trust, Michael and Melissa Parnell share the power to vote or to direct the vote of the Shares, and share the power to dispose or to direct the disposition of the Shares. The Trust has the sole power to vote or to direct the vote of the Shares, and has sole power to dispose of or direct the disposition of the Shares. Michael Parnell has the sole voting and dispositive power with respect to the Options and the Shares issuable upon exercise thereof.




                                 SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       February 3, 2000
                                       -------------------------------------
                                       Date


                                       /s/ Michael Parnell
                                       -------------------------------------
                                       Michael Parnell
                                       (Individually and as Trustee)


                                       /s/ Melissa Parnell
                                       -------------------------------------
                                       Melissa Parnell
                                       (Individually and as Trustee)


                                       M. & M. PARNELL REVOCABLE TRUST

                                       By: /s/ Michael Parnell
                                          ----------------------------------
                                          Michael Parnell,
                                          Trustee


                                          /s/ Melissa Parnell
                                          ----------------------------------
                                          Melissa Parnell,
                                          Trustee





                               EXHIBIT INDEX

Exhibit
 Number                         Title                                  Page
 ------                         -----                                  ----
   1         Joint Filing Agreement among the Reporting Persons         10
             pursuant to Rule 13d-1(k)(1).